SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

January 31, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Appointment of Roland Diggelmann as Non-Executive Director

31 January 2018

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces that Roland Diggelmann is to join its Board as Non-Executive Director on 1 March 2018.

Roland Diggelmann, Chief Executive Officer at Roche Diagnostics and a member of the Corporate Executive Committee of F. Hoffmann-La Roche Ltd, joined Roche in 2008 as Head Region Asia Pacific, and was appointed to his current role in 2012. Prior to Roche, he was Managing Director for Japan and later Executive Vice President Sales/Distribution EMEA and Managing Director for Zimmer GmbH. Before Zimmer he worked for Sulzer Orthopedics Ltd and Sulzer Medical/Centerpulse Ltd in Europe and Asia Pacific, prior to its acquisition by Zimmer.

Roland Diggelmann is a Swiss citizen, born in 1967, and studied Business Administration at University of Berne, Switzerland.

Roberto Quarta, Chairman of Smith & Nephew, commented:

"As we have said previously, we have been looking to strengthen our Board with a Non-Executive Director who has direct experience in our orthopaedic field of medical devices. Roland Diggelmann brings that experience to the Board, having held senior positions at Sulzer Orthopaedics and then with Zimmer. He has also had significant international experience, particularly in Japan and other parts of Asia, important markets for Smith & Nephew. We are delighted that he will be joining our Board and look forward to his insights into our industry."

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment. Mr Diggelmann's fees will be $129,780 per annum of which $9,780 will be paid in the form of Smith & Nephew shares in-line with current Non-Executive Directors.

- ends -
 Enquiries
InvestorsIngeborg OieSmith & Nephew	+44 (0) 20 960 2285
MediaCharles ReynoldsSmith & Nephew	+44 (0) 1923 477314
Ben Atwell / Simon ConwayFTI Strategic Consulting	+44 (0) 20 3727 1000

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE 100 (LSE:SN, NYSE:SNN).
For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: January 31, 2018

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary